UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Egalet Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

28226B104
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	28226B104

1	NAMES OF REPORTING PERSONS
Index Venture Associates III Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,386,602

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,386,602

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,386,602

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.22%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No.	28226B104

1	NAMES OF REPORTING PERSONS
Index Ventures III (Delaware) L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
910,885

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
910,885

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
910,885

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.12%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No.	28226B104

1	NAMES OF REPORTING PERSONS
Index Ventures III (Jersey) L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
448,405

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
448,405

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
448,405

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.04%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No.	28226B104

1	NAMES OF REPORTING PERSONS
Index Ventures III Parallel Entrepreneur Fund (Jersey) L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
16,223

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
16,223

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,223

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.04%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No.	28226B104

1	NAMES OF REPORTING PERSONS
Yucca (Jersey) SLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
26,424

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
26,424

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,424

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.06%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No.	28226B104

1	NAMES OF REPORTING PERSONS
Index Venture Life Associates VI Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,022,368

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,022,368

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,022,368

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.38%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No.	28226B104

1	NAMES OF REPORTING PERSONS
Index Ventures Life VI (Jersey) L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,007,033

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
1,007,033

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,007,033

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.34%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Item 1(a).	Name of Issuer: Eaglet Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices: 600 Lee Road, Suite 100 Wayne, PA 19087

Item 2(a).	Name of Person Filing:

i. ii. iii. iv. v. vi. vii.
Index Venture Associates III Limited
Index Ventures II (Delaware) L.P.
Index Ventures III (Jersey) L.P.
Index Ventures III Parallel Entrepreneur Fund (Jersey) L.P.
Yucca (Jersey) SLP
Index Venture Life Associates VI Limited
Index Ventures Life VI (Jersey) L.P.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

i. ii. iii. iv. v. vi. vii.
No 1 Seaton Place St. Helier, Jersey, Channel Islands, JE4 8YJ
No 1 Seaton Place St. Helier, Jersey, Channel Islands, JE4 8YJ
No 1 Seaton Place St. Helier, Jersey, Channel Islands, JE4 8YJ
No 1 Seaton Place St. Helier, Jersey, Channel Islands, JE4 8YJ
44 Esplanade, St. Helier, Jersey, Channel Islands, JE4 9WG
44 Esplanade, St. Helier, Jersey, Channel Islands, JE4 9WG
44 Esplanade, St. Helier, Jersey, Channel Islands, JE4 9WG

Item 2(c).	Citizenship:

i. ii. iii. iv. v. vi. vii.	Jersey Jersey Jersey Jersey Jersey Jersey Jersey

Item 2(d).	Title and Class of Securities: Common Stock, par value $0.001

Item 2(e).	CUSIP Number: 28226B104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or
(c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐ Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☐ Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________ .

Item 4.
Ownership.

The information requested hereinafter is set forth in items 5 through 9 and 11 of the cover pages to this Schedule 13G. Ownership is stated as of December 31, 2017 and the ownership percentages are based upon 43,029,615 outstanding shares of Common Stock of the issuer (“Common Stock”) as of November 8, 2017 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017 filed with the Securities and Exchange Commission on November 8, 2017.

This amendment corrects the shareholdings as set out below. The reporting entities have not acquired any Common Stock of the Issuer in 2017.

Index Ventures III (Delaware) L.P. (“Delaware”) is the record owner of 910,885 shares of Common Stock and Index Ventures III (Jersey) L.P. (“Jersey”) is the record owner of 448,405 shares of Common Stock.

Index Ventures III Parallel Entrepreneur Fund (Jersey) L.P. (“Index PEF” and, collectively with Delaware and Jersey, the “Index III Funds”) is the record owner of 16,223 shares of Common Stock.

As the general partner of Index III Funds, Index Venture Associates III Limited (“Index Associates III”) may be deemed to have shared dispositive power and shared voting power over the shares owned by the Index III Funds.

Index Ventures Live VI (Jersey) L.P. (“Index Life VI”) is the record owner of 1,022,368 shares of Common Storck. As the general partner of Index Life VI, Index Venture Life Associates VI Limited (“Index Life VI Limited”) may be deemed to have shared dispositive power and shared voting power over the shares owned by  Index Life VI.

Yucca (Jersey) SLP (“Yucca”) is the record owner of 26,424 shares of Common Stock. Yucca is a co-investment vehicle that is contractually required to mirror the investments of the Index III Funds and Index Life VI. As a result, Index Associates III and Index Associates VI. As a result, Index Associates III and Index Associates VI may be deemed to share the right to direct the voting and dispositive control over the shares held by Yucca that track the investments of the Index III Funds and Index Life VI, respectively, by virtue of their shared dispositive over and shared voting power over the shares owned by the Index III Funds and Index Life VI, respectively.

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.

Item 8.	Identification and Classification of Members of the Group. See Exhibit 2.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer and of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2018

INDEX VENTURE ASSOCIATES III LIMITED

By:	/s/ Ian Henderson
Name: Ian Henderson
Title: Director

INDEX VENTURES III (DELAWARE) L.P.

By:	Index Venture Associates III Limited, its general partner

By:	/s/ Ian Henderson
Name: Ian Henderson
Title: Director

INDEX VENTURES III (JERSEY) L.P.

By:	Index Venture Associates III Limited, its general partner

By:	/s/ Ian Henderson
Name: Ian Henderson
Title: Director

INDEX VENTURES III PARALLEL ENTREPRENEUR FUND (JERSEY) L.P.

By:	Index Venture Associates III Limited, its general partner

By:	/s/ Ian Henderson
Name: Ian Henderson
Title: Director

YUCCA (JERSEY) SLP

By:	Intertrust Employee Benefit Services Limited as authorized signatory of Yucca (Jersey) SLP in its capacity as an Administrator of the Index Co-Investment Scheme

By:	/s/ Alex di Santo
Name: Alex di Santo
Title: Authorized Signatory

By:	/s/ Sinead Meehan
Name: Sinead Meehan
Title: Authorized Signatory

INDEX VENTURE LIFE ASSOCIATES VI LIMITED

By:	/s/ Sinead Meehan
Name: Sinead Meehan
Title: Director

INDEX VENTURES LIFE VI (JERSEY) L.P.

By:	/s/ Sinead Meehan
Name: Sinead Meehan
Title: Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit 1
AGREEMENT
Each of the undersigned, pursuant to Rule 13d-1(k)(1) under the Act, hereby agrees and acknowledges that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock and the information required by this Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of them. The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  February 14, 2018

INDEX VENTURE ASSOCIATES III LIMITED

By:	/s/ Ian Henderson
Name: Ian Henderson
Title: Director

INDEX VENTURES III (DELAWARE) L.P.

By:	Index Venture Associates III Limited, its general partner

By:	/s/ Ian Henderson
Name: Ian Henderson
Title: Director

INDEX VENTURES III (JERSEY) L.P.

By:	Index Venture Associates III Limited, its general partner

By:	/s/ Ian Henderson
Name: Ian Henderson
Title: Director

INDEX VENTURES III PARALLEL ENTREPRENEUR FUND (JERSEY) L.P.

By:	Index Venture Associates III Limited, its general partner

By:	/s/ Ian Henderson
Name: Ian Henderson
Title: Director

YUCCA (JERSEY) SLP

By:	Intertrust Employee Benefit Services Limited as authorized signatory of Yucca (Jersey) SLP in its capacity as an Administrator of the Index Co-Investment Scheme

By:	/s/ Alex di Santo
Name: Alex di Santo
Title: Authorized Signatory

By:	/s/ Sinead Meehan
Name: Sinead Meehan
Title: Authorized Signatory

INDEX VENTURE LIFE ASSOCIATES VI LIMITED

By:	/s/ Sinead Meehan
Name: Sinead Meehan
Title: Director

INDEX VENTURES LIFE VI (JERSEY) L.P.

By:	/s/ Sinead Meehan
Name: Sinead Meehan
Title: Director

Exhibit 2
IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THIS GROUP
Index Ventures III (Jersey) L.P. (“Index Ventures III”), Index Ventures III Parallel Entrepreneur Fund (Jersey) L.P. (“Index Ventures III Parallel”), Yucca Jersey SLP (“Yucca”), Index Ventures III (Delaware) L.P. (“Index III Delaware”), Index Venture Associates III Limited (“Index III Limited”), Index Ventures Life VI (Jersey) L.P. (“Index Life VI”) and Index Venture Life Associates VI Limited (“Index Life VI Limited”) are filing this statement on Schedule 13G as a group.
Index Ventures III is a Jersey (Channel Islands) partnership. Its managing partner is Index III Limited.
Index Ventures III Parallel is a Jersey (Channel Islands) partnership. Its managing partner is Index III Limited.
Yucca is a Jersey (Channel Islands) separate limited partnership. Its corporate general partner is an affiliate of Index III Limited.
Index III Delaware is a Delaware partnership. Its managing general partner is Index III Limited.

Index Life VI is a Jersey (Channel Islands) partnership. Its managing general partner is Index Life VI Limited.